CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

August 18, 2020

VIA E-MAIL

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Laura Crotty, Staff Attorney
Tim Buchmiller, Staff Attorney

Re:	China Foods Holdings Ltd.
Form 8-K Filed July 9, 2020
File No. 001-32522

Dear Ms. Crotty and Mr. Buchmiller:

On behalf of China Foods Holdings Ltd. (the “Company” or “CFOO”), we are hereby responding to the comment letter dated August 5, 2020 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Form 8-K filed July 9, 2020

Description of Business of Elite Creation Group Limited, page 3

1. Please revise your disclosure in this section to provide more detailed information regarding the formation and operating history of Elite Creation Group Limited prior to its acquisition by the company. Refer to Item 101 of Regulation S-K.

Response:

We propose to revise the subsection entitled “Description of Business of Elite Creation Group Limited, Overview” to read as follow:

We are a health and wellness company that develops, markets, promotes and distributes a variety of customized health and wellness care products and services, including supplements, healthy snacks, meal replacements, skincare products, and nutritional consultation services to consumers in China. We work with certain licensed healthcare food factories to develop and manufacture products and services that are distributed conventionally through sales agents and also through a network of e-commerce and social media platforms.

In addition to products, we are committed to providing customized science based wellness consultation and service programs to customers. Our diverse products and services target health conscious customers and differentiate based upon age and gender and seek to manage different conditions. We reach out to customers fitting certain health and lifestyle profiles through our offline and online consultation services, and track eating habits and health indicators to provide customized products such as supplements. We believe this will facilitate the ability of customers to monitor, understand and adjust their health practices and lifestyle anytime and anywhere for increased customer engagement and retention.

Laura Crotty Tim Buchmiller Division of Corporation Finance Office of Life Sciences August 18, 2020 Page 2

We conduct our business through our wholly owned subsidiary Guangzhou Xiao Xiang Health Industry Company Limited, a limited liability company organized under the laws of China on March 8, 2017.   Alpha Wellness (HK) Limited, a limited liability company organized under the laws of Hong Kong on April 24, 2019, and Elite Creation Group, a limited liability company formed under the laws of the British Virgin Islands formed on September 5, 2018, are holding companies.

Key Customers, page 4

2. We note your disclosure on page 4 regarding the company’s key customers. Please advise us whether there are any agreements in place with each customer and if so, provide your analysis regarding the need to file such agreements as material contracts pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

We are not parties to written agreements with our key customers. Our key customers place orders with us on an as needed purchase order basis. The purchase orders contain normal and customary terms including quantity, price and shipment terms.

Employees, page 14

3. We note your statement on page 14 that you generally enter into standard employment contracts with your officers and managers, which agreements prohibit such individuals from engaging in any activities that compete with the company’s business during the period of employment. However, on page 41 you state that your executive officers are not party to employment agreements with the company. Please reconcile these statements. In addition, in the event Mr. Kong is not currently prohibited from competing with the business of the company, please include a risk factor to this effect.

Response:

We propose amending the final paragraph under the section entitled “Employees” on page 14 to read as follows:

Generally, we enter into a standard employment contract with our officers and managers for a set period of years and a standard employment contract with other employees for a set period of years. According to these contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us.

Notwithstanding, we are not currently parties to an employment contract with Mr. Kong, our Chief Executive Officer, Chief Financial Officer and Director. Mr. Kong owns 18,951,000, or approximately 93.57%, of our issued and outstanding common stock. We hope to enter into an employment contract with Mr. Kong as our company matures.

We propose amending the risk factor entitled “Our future performance depends to a significant degree upon the continued service of key members of management as well as marketing, sales and product development personnel” on page 17 as follows:

Our future performance depends to a significant degree upon the continued service of Xiao Jun Kong, our Chief Financial Officer, President and Director.

We are dependent upon the continued service of Mr. Xiao Jun Kong, our Chief Executive Officer, Chief Financial Officer, President and Director. The loss of Mr. Xiao Jun Kong or one or more of our other key personnel would have a material adverse effect on our business, operating results and financial condition. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and product development personnel. We expect to establish an incentive compensation plan for our key personnel to retain their services. We have experienced intense competition for personnel, and we cannot assure you that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining personnel in the future.

Laura Crotty Tim Buchmiller Division of Corporation Finance Office of Life Sciences August 18, 2020 Page 3

Risk Factors, page 15

4. Please add a risk factor to describe the potential impact on the operation of the company of Mr. Kong holding the role of both CEO and CFO, with no other named executive officers in place.

Response:

We propose amending the risk factor entitled “We are controlled by a small group of our existing stockholders, whose interests may differ from other stockholders” on page 20 to read as follows:

We are controlled by a Mr. Xiao Jung Kong, our Chief Executive Officer, Chief Financial Officer and President, whose interests may differ from other stockholders.

Our Chairman, Chief Executive Officer, Chief Financial Officer, and President, Mr. Xiao Jun KONG, beneficially, owns approximately 93.57% of the outstanding shares of our common stock and is our largest single stockholder. Accordingly, Mr. Kong will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He will also have significant influence in preventing or causing a change in control. In addition, without the consent of Mr. Kong, we may be prevented from entering into certain transactions which may be beneficial to our other stockholders. The interests of Mr. Kong may differ from the interests of the other stockholders.

Risks Related to Doing Business in China, page 25

5. To the extent applicable, please include disclosure related to any new restrictions on the ability to bring actions under Article 177 of the new amendments to the Chinese securities laws that took effect on March 1, 2020. Your expanded disclosure should specifically address the limitations and obstacles to enforcement actions by the Department of Justice, the SEC and other authorities on obtaining information for investigation and litigation. Please also add a risk factor that addresses the limitations on the ability of U.S. regulators to conduct investigations and inspections within China.

Response:

We propose to add the below risk factor:

There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC.

On December 28, 2019, the newly amended Securities Law of the PRC (the “PRC Securities Law”) was promulgated, which became effective on March 1, 2020. According to Article 177 of the PRC Securities Law (“Article 177”), the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. As of the date of this prospectus, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177.

Laura Crotty Tim Buchmiller Division of Corporation Finance Office of Life Sciences August 18, 2020 Page 4

We believe Article 177 is only applicable where the activities of overseas authorities constitute a direct investigation or evidence collection by such authorities within the territory of the PRC. Our principal business operation is conducted in the PRC. In the event that the U.S. securities regulatory agencies carry out an investigation on us such as an enforcement action by the Department of Justice, the SEC or other authorities, such agencies’ activities will constitute conducting an investigation or collecting evidence directly within the territory of the PRC and accordingly fall within the scope of Article 177. In that case, the U.S. securities regulatory agencies may have to consider establishing cross-border cooperation with the securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or establishing a regulatory cooperation mechanism with the securities regulatory authority of the PRC. However, there is no assurance that the U.S. securities regulatory agencies will succeed in establishing such cross-border cooperation in this particular case and/or establish such cooperation in a timely manner.

Furthermore, as Article 177 is a recently promulgated provision and, as the date of this prospectus, there have not been implementing rules or regulations regarding the application of Article 177, it remains unclear as to how it will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As such, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from applicable trading market within the US.

The PRC legal system embodies uncertainties which could limit the legal protections available to us and you..., page 26

6. We note your disclosure that your PRC operating subsidiary is GuangZhou Xiao Xiang Health Industry Company Limited. Please ensure the name of your subsidiaries in consistent throughout the prospectus and Exhibit 21. In this regard, we note that you refer to “Guangzhou Xiaoziang Health Industry Ltd” in some instances and in others “Guangzhou Xiao Xiang Health Industry Company Limited.” Please revise, where appropriate.

Response:

We intend to amend the report to reflect the correct reference to Guangzhou Xiao Xiang Health Industry Company Limited.

Security Ownership of Certain Beneficial Owners and Management , page 37

7. We note the beneficial ownership table on page 37, which discloses that Xiao Jun Kong is the beneficial owner of 18,951,000 of the company’s outstanding shares, 5,001,000 of which are held through HY (HK) Financial Investments Co., Ltd. You also state that such ownership amounts to 93.57% of the company’s outstanding shares. However, on page 2 you state that HY holds 5,000,000 shares which represent approximately 95.2% of the issued and outstanding shares of common stock. Please reconcile these statements.

In addition, we note your statement on page 20 that Mr. Kong beneficially owns 93.57% of the outstanding shares “together with a group of investors”. Please disclose the current ownership structure of HY, as we note that previous public filings with the SEC stated that Mr. Kong was the sole shareholder of the entity.

Laura Crotty Tim Buchmiller Division of Corporation Finance Office of Life Sciences August 18, 2020 Page 5

Response:

We intend to correct references to 95.2% to 93.57%.

Mr. Kong is the sole shareholder of HY. We intend to correct our statement on page 20 to reflect his sole ownership as set forth in our response to item 4 above.

Certain Relationships and Related Transactions, page 43

8. We note your reference to $120,000 in the first paragraph of this section. Please see the threshold mentioned in Regulation S-K Item 404(d)(1) applicable to smaller reporting companies, and ensure that you have provided all disclosure required by Item 404(d).

Response:

We have noted the threshold applicable to smaller reporting companies on page 43 in the first paragraph listed under the section entitled “Certain Relationships and Related Transactions.”

Description of Securities, page 44

9. We note that your forum selection provision in your certificate of incorporation identifies the Court of Chancery as the exclusive forum for certain litigation, including any “derivative action.” Please revise your filing to clearly describe this provision and to describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

We propose to revise our disclosure add the following risk factor.

Our certificate of incorporation provides that the Delaware Court of Chancery will be the sole and exclusive forum for certain disputes between us and our respective stockholders, which could limit the ability of our stockholders to choose the judicial forum for certain proceedings relating to us.

Our certificate of incorporation provides that the Delaware Court of Chancery, subject to our consent in writing to the selection of an alternative forum, will be the sole and exclusive forum for:

Laura Crotty Tim Buchmiller Division of Corporation Finance Office of Life Sciences August 18, 2020 Page 6

● any derivative action or proceeding brought on behalf of us;

● any action asserting a claim of breach of a fiduciary duty owed by any of our director or officer to us, or our stockholders;

● any action asserting a claim arising pursuant to any provision of the DGCL or the amended certificate of incorporation or bylaws of New Media or Gannett, as applicable; and

● any action asserting a claim governed by the internal affairs doctrine as such doctrine exists under the law of the State of Delaware.

These forum selection provisions may limit the ability of our stockholders to bring a claim in a judicial forum that they find favorable or cost-efficient for disputes with us or any of our directors, officers or other employees, which may discourage lawsuits with respect to such claims.

Our forum selection provision is not intended to apply to claims arising under the Securities Act and the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the provision in such respect, and our stockholders cannot waive our compliance with federal securities laws and the rules and regulations thereunder.

We also propose to add the above disclosure in the section entitled “Description of Securities” located on page 46, which will be incorporated by reference with respect to our future filings.

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Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jenny Chen-Drake
Jenny Chen-Drake
of CHEN-DRAKE LAW